Exhibit 99.4

0

HAILIANG EDUCATION GROUP INC.

Proxy for Annual General Meeting of Shareholders on June 9, 2021

(Continued and to be signed on the reverse side.)

ADD YOUR EMAIL ADDRESS ONLINE

Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today:

For first time users setting up an account, follow the instructions outlined below:

- Go to www.astfinancial.com/login and click on the words "REGISTER – FIRST TIME USERS CLICK HERE" under the Shareholder Central heading button
- Follow the instructions provided to set up your account which will include providing your e-mail address
- Once your account has been set up, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

For existing users updating your account, do the following:

- Go to www.astfinancial.com/login and click on "LOGIN" button under the Shareholder Central heading
- Once you access your account, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

Alternatively you can provide us with your email address in the below section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" to receive future materials electronically when available.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side.

1.1 14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

HAILIANG EDUCATION GROUP INC.

June 9, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 10:00 AM EST on June 3, 2021.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 AM EST on June 3, 2021.

ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" at the bottom right side of this card or on the reverse side to receive future materials electronically when available.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033333330000000000 7   060921

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Mr. Junwei Chen as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
2. To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
3. To re-elect Mr. Ken He as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
4. To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
5. To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
6. To authorize the Board of Directors to fix the remuneration of the directors; and	☐	☐	☐
7. To approve, ratify, and confirm the appointment of KPMG Huazhen LLP as the Company's independent auditors for the year ending June 30, 2021, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

To change the address on your account or to add the email, please check the box at right. ☐
Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OFHAILIANG EDUCATION GROUP INC.June 9, 2021Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 3, 2021. Please detach along perforated line and mail in the envelope provided. 00033333330000000000 7 060921This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.If no direction is made, this proxy will be voted FOR the following proposals: xPLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HEREFOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give fulltitle as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.